EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirty-fourth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The thirty-fourth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 25, 2021 in Beijing, Hong Kong and San Francisco simultaneously by means of video conference. The directors were notified of the Meeting by way of a written notice dated March 4, 2021. Out of the Company’s nine directors, seven directors attended the Meeting. Wang Bin, chairman and executive director of the Company, Su Hengxuan, executive director of the Company, Yuan Changqing and Wang Junhui, non-executive directors of the Company, and Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company, attended the Meeting. Li Mingguang, executive director of the Company, and Chang Tso Tung Stephen, independent director of the Company, were on leave for business and authorized in writing, Leung-Oi-Sie Elsie and Tang Xin, independent directors of the Company, respectively, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Wang Bin, chairman of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2020

After review and discussion, the Board approved the proposal, which includes the 2020 Annual Financial Statements prepared in accordance with PRC GAAP, the 2020 Financial Statements prepared in accordance with IFRS, the 2020 Report on Participating Insurance Products, the 2020 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2020 Report on Changes in Accounting Estimates. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval. For details of the changes in accounting estimates for 2020, please refer to relevant announcement published by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Commission File Number 001-31914

Voting result: 9 for, 0 against, with no abstention

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2020

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

3.	Proposal on the 2020 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 9 for, 0 against, with no abstention

4.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

5.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 9 for, 0 against, with no abstention

6.	Proposal on Nominating Mr. Wang Bing as a Candidate for Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

7.	Proposal on Nominating Mr. Su Hengxuan as a Candidate for Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

8.	Proposal on Nominating Mr. Li Mingguang as a Candidate for Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

9.	Proposal on Nominating Ms. Huang Xiumei as a Candidate for Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

10.	Proposal on Nominating Mr. Yuan Changqing as a Candidate for Non-executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

11.	Proposal on Nominating Mr. Wu Shaohua as a Candidate for Non-executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

12.	Proposal on Nominating Mr. Sheng Hetai as a Candidate for Non-executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

13.	Proposal on Nominating Mr. Wang Junhui as a Candidate for Non-executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

14.	Proposal on Nominating Mr. Tang Xin as a Candidate for Independent Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

15.	Proposal on Nominating Ms. Leung-Oi-Sie Elsie as a Candidate for Independent Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

16.	Proposal on Nominating Mr. Lam Chi Kuen as a Candidate for Independent Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

17.	Proposal on Nominating Mr. Zhai Haitao as a Candidate for Independent Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

Please refer to the notice and materials for the 2020 Annual Shareholders’ Meeting, which will be published separately, for the biographies of above candidates, the declarations by nominators of independent directors and the statements by the candidates for independent directors.

18.	Proposal on the Report of the Board for the Year of 2020

The Board agreed to submit the report to the 2020 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

19.	Proposal on the Report on the Performance of Committees of the Board in 2020

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

20.	Proposal on the Report on the Performance of Independent Directors in 2020

The Board agreed to submit the report to the 2020 Annual Shareholders’ Meeting for review. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

21.	Proposal on the Profit Distribution Plan for the Year of 2020

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2020 Annual Shareholders’ Meeting for approval. For details of the Profit Distribution Plan for the Year of 2020, please refer to a separate announcement filed on the same date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Commission File Number 001-31914

Voting result: 9 for, 0 against, with no abstention

22.	Proposal on the Remunerations of the Auditor for 2020

The Board agreed to pay a total amount of RMB56.78 million (inclusive of tax) as the remunerations of the auditor for 2020.

Voting result: 9 for, 0 against, with no abstention

23.	Proposal on the Solvency Report of the Company for the Year of 2020

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

24.	Proposal on Convening the 2020 Annual Shareholders’ Meeting

Notice of the 2020 Annual Shareholders’ Meeting will be published separately.

Voting result: 9 for, 0 against, with no abstention

25.	Proposal on the New Business Plan of the Company for the Years of 2021-2023

Voting result: 9 for, 0 against, with no abstention

26.	Proposal on the Assessment Report of the Company on the Thirteenth Five-Year Development Plan Guideline for the End of the Plan Period

Voting result: 9 for, 0 against, with no abstention

27.	Proposal on the Adjustments to the Establishment of the Internet Insurance Business Department of the Company

Voting result: 9 for, 0 against, with no abstention

28.	Proposal on Building the Investment Management Capability of the Company

Voting result: 9 for, 0 against, with no abstention

29.	Proposal on Entering into the Supplementary Agreement to the Retained Assets Management Agreement between the Company and China Life Investment Management Company Limited

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

30.	Proposal on the 2020 Overview Report of Related Party Transactions of the Company

Voting result: 9 for, 0 against, with no abstention

31.	Proposal on the 2020 Compliance Report of the Company

Voting result: 9 for, 0 against, with no abstention

32.	Proposal on the Company’s 2020 Report on Protection of Consumers Rights

Voting result: 9 for, 0 against, with no abstention

33.	Proposal on 2020 Environmental, Social and Governance & Social Responsibility Report of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

34.	Proposal on the 2020 Reputational Risk Management Report of the Company

Voting result: 9 for, 0 against, with no abstention

35.	Proposal on the Overall Risk Management Report for the year of 2020

Voting result: 9 for, 0 against, with no abstention

36.	Proposal on the 2020 Assessment Report on Internal Control (A Shares) of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

37.	Proposal on the Risk Preference Statement of the Company for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

38.	Proposal on the Report on 2020 Anti-Money Laundering Work Summary and Work Plan for 2021

Voting result: 9 for, 0 against, with no abstention

39.	Proposal on the 2020 Audit Report on Anti-Money Laundering

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

40.	Proposal on the Internal Audit Work of the Company for the Year of 2020

Voting result: 9 for, 0 against, with no abstention

41.	Proposal on the Audit Report on Related Party Transactions of the Company for the Year of 2020

Voting result: 9 for, 0 against, with no abstention

42.	Proposal on Nominating the Candidate for Director of the China Life Pension Company Limited

Voting result: 9 for, 0 against, with no abstention

Please see notice and materials for the 2020 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2020 Annual Shareholders’ Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

March 25, 2021